UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

The ExOne Company

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

302104104

(CUSIP Number)

February 5, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (as amended, the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 302104104

1	NAMES OF REPORTING PERSONS. S. Kent Rockwell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Pennsylvania
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 3,162,627(1)
	6	SHARED VOTING POWER
	7	SOLE DISPOSITIVE POWER 3,162,627(1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,162,627
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 21.9%(2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	Mr. Rockwell disclaims beneficial ownership of shares owned by the S. Kent Rockwell 1997 Irrevocable Trust, which is the owner of 546,700 shares of common stock.
(1)	Consists of shares held of record by Rockwell Forest Products, Inc. (“RFP”). S. Kent Rockwell is deemed to have beneficial ownership of the shares as the beneficiary of the S. Kent Rockwell Revocable Trust, which is the indirect, sole stockholder of RFP.
(2)	Based on 14,387,608 shares of Common Stock outstanding as of November 14, 2013, as reported by the Company in its Form 10-Q for the fiscal quarter ended September 30, 2013.

Item 1(a).		Name of issuer:

The ExOne Company

Item 1(b).		Address of issuer’s Principal Executive Offices:

127 Industry Boulevard
North Huntingdon, Pennsylvania 15642

Item 2(a).		Name of person filing:

S. Kent Rockwell

Item 2(b).		Address of principal business office or, if none, Residence:

127 Industry Boulevard
North Huntingdon, Pennsylvania 15642

Item 2(c).		Citizenship:

United States

Item 2(d).		Title and class of securities:

Common Stock, par value $0.01

Item 2(e).		CUSIP No.:

302104104

Item 3.		If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J), please specify the type of institution:

Not applicable.

Item 4.	Ownership.

Mr. Rockwell beneficially owns 3,162,627 shares of Common Stock, which is equal to approximately 21.9% of the outstanding shares, based on information from the Issuer that 14,387,608 shares of Common Stock are outstanding as of the date hereof. As of the date hereof, 3,162,627 of such beneficially owned shares of common stock are owned of record by Rockwell Forest Products, Inc. (“RFP”). Mr. Rockwell has sole voting and dispositive power for all such shares of Common Stock held of record by RFP. Mr. Rockwell is the beneficiary of the S. Kent Rockwell Revocable Trust, which is the indirect, sole stockholder of RFP.

Item 5.	Ownership of 5 percent or less of a class:

Not applicable.

Item 6.	Ownership of more than 5 percent on behalf of another person:

Not applicable.

Item 7.	Identification and classification of subsidiary which acquired the security being reporting on by the parent holding company or control person:

Not applicable.

Item 8.	Identification and classification of members of the group:

Not applicable.

Item 9.	Notice of dissolution of the group:

Not applicable.

Item 10.	Certifications:

Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ S. Kent Rockwell
Name:	S. Kent Rockwell

Date: February 11, 2014

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